Exhibit 17.1

January 18, 2015

Board of Directors

Triumph Ventures Corp.

8 Sharei Torah Street

Jerusalem, 96387 Israel

Re: Letter of Resignation

Gentlemen:

I hereby resign as Chief Executive Officer and a director of Triumph Ventures Corp. (the "Registrant"), effective January 18, 2015. The reason for my resignation is due to my health and the inability to contribute to the business plan of the Company. I have had no disagreements with the Registrant's operations, policies or practices.

Yours truly,

/s/: Julius Klein
Julius Klein